

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-Mail
Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

> **Re: Genufood Energy Enzymes Corp.**
> **Registration Statement on Form S-1/A**
> **Filed September 22, 2011**
> **File No. 333-171784**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

1. Given that your financial statements indicate that your company earned revenue in the nine month period ended June 30, 2011, please revise your disclosure here to correct the inconsistent disclosures which state that you "have not earned any revenues to date." On page 25 revise the legend to state that you have not earned revenue from products or that you have only earned minimal revenue from products, as is applicable.

2. In light of the length of time that has passed since you originally filed your registration statement in January of 2011, please update your disclosures as may be necessary. For example, you stated that you expect to begin marketing and exporting your enzyme products within 12 months.

3. Please clarify the source of the revenue earned in the nine month period ended June 30, 2011.

4. Here and in the section entitled Certain Relationships and Related Party Transactions on page 50, please explain the affiliation between your company and Origo.

Summary Financial Information, page 8

5. Please refer to prior comment two, which we reissue. As we previously requested, please correct the heading for your income statement information to show a period from the date of inception to the latest balance sheet presented, i.e. June 30, 2011. Also, please correct the amount for total assets at June 30, 2011.

Risk Factors

6. Please refer to prior comment four, which we reissue. As we previously requested, please revise your disclosure to include a risk factor that discusses the apparent risk due to the concentration of all accounting and financial reporting responsibilities in Yi Lung Lin. In this disclosure include a description of the experience and qualifications of Yi Lung Lin, regarding the preparation of your U.S. GAAP financial statements and your compliance with securities rules and regulations.

7. Please include a risk factor discussing the conflicts of interest arising as a result of the fact that your company has only one officer, Mr. Lin, and two directors, Messrs. Lin and Hsu, and that your company has entered into several agreements encompassing the majority of your company's operations with entities controlled by Messrs. Lin and Hsu. Please explain in your risk factor that these conflicts existed at the time the agreements were entered into, that there were no independent directors to approve the terms of the agreements, and that the agreements may not be as favorable to shareholders as agreements that would have been negotiated with non-affiliated entities.

8. Please include a risk factor discussing the other business activities of Messrs. Lin and Hsu including but not limited to;

    •   the amount of time on a weekly basis that Messrs. Lin and Hsu will dedicate to your company,
    •   each of the outside business activities of Messrs. Lin and Hsu, and
    •   any potential conflicts of interest that exist or may arise out of outside business activities Messrs. Lin and Hsu conduct in the same industry that may compete with your company.

<u>If We Do Not Obtain Additional Financing, Our Business Will Fail, page 8</u>

9. Please revise this risk factor to reflect that your company has earned revenue, and update the related disclosure to reflect the period ended June 30, 2011.

<u>Dilution, page 15</u>

10. Please refer to prior comment five. Please correct the $51,364 amount shown for the net tangible book value so that it agrees with the corresponding amount in your June 30, 2011 balance sheet.

<u>Description of Business, page 22</u>

11. Your revenue generating activities commenced in the three months ended June 30, 2011. Please revise your disclosure on page 25 to reflect this fact.

<u>Plan of Operation, page 42</u>

12. Your disclosure here states that, "As of the date of this prospectus TCEEC has been issued 50,000,000 shares of common stock," on page F-22 you state that, "On August 19, 2011, 75,000,000 shares were issued to a Taiwan Cell Energy Enzymes Corp." and on page 49 your disclosure indicates that TCEEC owns 25,000,000 shares. Please revise to reconcile these inconsistencies.

13. Please revise your disclosure to show all TCEEC financing activity from October 11, 2010 through June 30, 2011.

<u>Revenues, page 44</u>

14. Please expand your disclosure here to discuss the source of your revenue for the nine months ended June 30, 2011. To the extent any of your revenue is attributable to product sales; please disclose the amount of revenue attributable to each product.

<u>Security Ownership of Certain Beneficial Owners and Management, page 49</u>

15. We note that the table here states, "All directors and executive officers as a group [4 persons]," but that your disclosure elsewhere in the registration statement identifies only two directors – Messrs. Lin and Hsu. Please revise the parenthetical reference to the number of directors in the table to include only your two current directors. You should still identify the two former directors and list their holdings in the table.

16. We note that the beneficial ownership table indicates that Mr. Hsu beneficially owns 6,000,000 shares, while Footnote 2 to the same table indicates that he beneficially owns 6,000,000 shares in his own name and 25,000,000 shares held by Taiwan Cell Energy

Enzymes Corp. Please revise the number of shares held beneficially by Mr. Hsu to include any shares held of record by TCEEC.

17. The total percentage of shares beneficially owned by all directors and officers as a group does not appear to be the sum of the percentages of shares beneficially owned by the individuals listed in the table. Please advise us and revise your calculations and footnote disclosure as may be necessary to reconcile this discrepancy.

Certain Relationships and Related Transactions, page 50

18. We note from your disclosure here that your company issued 50,000,000 shares of common stock to Access Finance and Securities NZ Ltd. in January of 2011 and issued an additional 150,000,000 shares to Access Finance and Securities in June of 2011, for a total of 200,000,000 shares. However, the table on page 49 indicates that Mr. Lin only beneficially owns 100,000,000 shares of common stock; 50,000,000 that are held by Access Finance and Securities and 50,000,000 shares that are held by Access Equity Capital Management. Please revise your disclosures to eliminate this inconsistency.

19. Your disclosure states that you paid a total of $331,500 to Access Finance and Securities for offering costs. However, on page 53 of your registration statement and in the Use of Proceeds section you disclose the costs of the offering as $50,000. Please reconcile this discrepancy and expand your disclosure to explain what services Access Finance and Securities provided in exchange for the $331,500.

20. Please expand your disclosure to explain what consulting services Access Finance and Securities provided in exchange for the additional $100,000 payment made during the nine month period ended June 30, 2011.

21. We note your disclosure here that, "TCEEC has committed to invest in us by subscribing to the Company's common stock for a total of $1 million on or before June 10, 2011." Please update this disclosure to disclose the number of shares TCEEC purchased and the purchase price of all such shares.

Financial Statements for the Fiscal Year Ended September 30, 2010
Notes to Financial Statements

Income Taxes, page F-7

22. Please refer to prior comment 11, which we reissue. As we previously requested please correct your disclosure to state that the effective tax rate for fiscal 2010 was zero, consistent with other disclosure in this footnote.

Note 6—Common Stock, page F-20

23. Please refer to prior comment 13. As we previously requested, please provide us with an itemized chronological schedule of all equity instruments issued from inception through the date of your response and the information previously requested for each issuance. In addition, please provide the following information:

   a. An explanation of the factors that you considered in concluding that the purchase price per share to TCEEC, which is the sole distributor for your ProCellax range of products sold in Taiwan and the Republic of China, did not reflect any compensation to this firm. In particular, because TCEEC is a related party, this transaction could be viewed as less than arms length and thus not fully reflective of the market constraints described in your response. Explain the factors that you considered in overcoming this presumption;
   b. Describe the nature and terms of all concurrent arrangements with TCEEC, particularly fees paid to this firm for its distribution services, as reflected in the agreement dated October 11, 2010 or other arrangements, and how these arrangements were considered in determining the purchase price per share described above;
   c. A description of the factors underlying your valuation of 150 million common shares issued to a consultant for offering costs at $0.25 per share and 50 million common shares issued to a related party as payment for accounts payable at $0.001 per share. Explain why these valuations differed from that for the 50 million common shares issued to TCEEC at $0.008 per share;

Reconcile and explain the differences between your estimated initial offering price of $0.30 per share and the fair values presented in your analysis. Describe for us the methods and key assumptions used in the business valuation conducted by management to determine the offering price and management's determination of fair value since inception. Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of your registration statement.

Unaudited Financial Statements for the Nine Months Ended September 30, 2011
Notes to Unaudited Financial Statements

Note 7—Common Stock, page F-21

24. Please explain to us how the stock payable transactions relate to the $300,000 amount shown in your consolidated statement of stockholders' equity (deficit) at June 30, 2011.

Note 8—Related Party Transactions, page F-22

25. Please explain to us how the amount of cash paid for offering costs since inception of $331,500 relates to the corresponding amounts shown in your consolidated statement of stockholders' equity (deficit).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Branch Chief, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Faiyaz Dean (Dean Law Corp.)